

February 3, 2012

Via E-Mail
Michael Mazzoni
Chief Financial Officer
OPTi Inc.
One First Street, Suite 14
Los Altos, CA 94022

> **Re:**   **OPTi Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 12, 2012**
> **File No. 000-21422**

Dear Mr. Mazzoni:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please revise to include the financial statements required by Item 14 of Schedule 14A. Please see Question I.H.6 of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Background and Reason for Dissolution, page 4

2.   Please fully explain the factors that the board considered in approving the proposal and recommending it to shareholders. For example, disclose what "various options" the board considered and how it concluded that the "greatest return for shareholders would be obtained by an orderly winding up and dissolution…" In addition, clarify how your ability to pursue claims has become "increasingly limited" as "technology evolved." Clarify how the board determined the length of liquidation period; include disclosure of the status of pending litigation and how it affected the decision regarding the length of the liquidation period. Disclose when the board conducted its analyses and reached its

conclusions. Also, disclose when you pursued other "business opportunities," the nature of those opportunities and why those pursuits were not successful.

3. Disclose the role of your largest stockholder in connection with the liquidation and distribution. We note for example last paragraph of page 8 of your Form 10-Q for the period ended September 30, 2011.

Liabilities; Liquidating Distributions, page 4

4. Based on known assets and plans, please disclose the aggregate and per share amount that would be distributed to shareholders in the first liquidation distribution. Similarly, disclose the amount that would be paid in subsequent distributions. Disclose what factors could result in the board changing those amounts, particularly given the limited purposes of the company disclosed on page 6.

Disclosure of Interested Parties, page 8

5. Please revise to include a discussion of the substantial interests, direct or indirect, by security holdings or otherwise of the individuals specified in Item 5(a) of Schedule 14A. We note for example the Shareholder Return Bonus mentioned in your last Form 10-K. In addition, to what extent will compensation be adjusted to reflect the change in the registrant's activities?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): James Topinka, Esq. – Winston & Strawn LLP